FOIA CONFIDENTIAL TREATMENT REQUESTED BY U.S. SILICA HOLDINGS, INC.

PURSUANT TO 17 C.F.R §200.83

U.S. Silica Holdings, Inc.

24275 Katy Freeway, Suite 600

Katy, Texas 77494

July 17, 2020

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Division of Corporation Finance
Office of Energy & Transportation

Re:	U.S. Silica Holdings, Inc.

Form 10-K for the Year Ended December 31, 2019

Filed February 25, 2020

File No. 1-35416

Ladies and Gentlemen:

Set forth below are the responses of U.S. Silica Holdings, Inc., a Delaware corporation (hereafter “us,” “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2020 with respect to the Company’s Annual Report for the year ended December 31, 2019 on Form 10-K, which was filed with the Commission on February 25, 2020 (the “Annual Report ”).

Concurrently with the submission of this letter, we are supplementally submitting the additional materials the Staff requested in comment number 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Annual Report, unless otherwise indicated.

Please be advised that we are requesting confidential treatment pursuant to the Commission’s Rule 83, 17 C.F.R. § 200.83, with respect to portions of the response to comment number 2 (the “Confidential Portions”). Such response is being provided to the Commission in its entirety under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits the Confidential Portions included in the unredacted version provided to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). The Company also requests that the Staff afford confidential treatment pursuant to Rule 83 to the supplemental materials provided in response to comment number 1 while such materials are in the Staff’s possession.

Summary of Reserves, page 42

1.

Proven and probable reserves are disclosed for your Cheto, Colado, Fernley, Fowlkes, and Hazen Mines. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Cutoff grades used for each category of your reserves

FOIA CONFIDENTIAL TREATMENT REQUESTED BY U.S. SILICA HOLDINGS, INC.

PURSUANT TO 17 C.F.R §200.83

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Response: We acknowledge the Staff’s comment and are simultaneously supplementally submitting under separate cover reports covering the Company’s reserves at these locations and addressing the information requested by the Staff.

Summary of Reserves, page 42

2.

We note your reserve price ranges for Diatomaceous Earth, Perlite, and Clays. Please provide an annual summary of your product sales, volumes, and revenues for the last 5 years that support your reserve estimate price ranges. As part of your response, tell us how you determined that the upper ranges of your reserve prices reflect your sales markets.

Response: The volumes and revenues for each type of mineral for the past five years were as follows:

Perlite
	2015		2016		2017		2018		2019
Revenues	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Tons sold		[***]		[***]		[***]		[***]		[***]
Average Sale Price per ton	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Average Sale Price per ton per Customer	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]

Clay
	2015		2016		2017		2018		2019
Revenues	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Tons sold		[***]		[***]		[***]		[***]		[***]
Average Sale Price per ton	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Average Sale Price per ton per Customer	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]

Diatomaceous Earth
	2015		2016		2017		2018		2019
Revenues	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Tons sold		[***]		[***]		[***]		[***]		[***]
Average Sale Price per ton	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Average Sale Price per ton per Customer	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY U.S. SILICA HOLDINGS, INC.

PURSUANT TO 17 C.F.R §200.83

The average sales price per ton per customer (the “ASPC”) in the table above was derived by calculating the average sales price per ton for all sales in the respective fiscal period on an individual customer basis, and then averaging all of those figures. The average sale price per ton (the “ASPT”) and ASPC for each material fall within the reserve estimate price ranges that we provided in our Annual Report: for perlite, $70 to $1600 per ton; for clay, from $60 to $2500 per ton; and for diatomaceous earth, from $65 to $1015 per ton.

When we determined the ranges to be provided in the Annual Report, we reviewed the ASPC, the ASPT, as well as the highest and lowest price sales data for each material. We noted that there were outliers in both respects, as our lowest price sales and the customers with the lowest sales price per ton represented sample sales, which were well below our normal prices for those products and the market price for similar products, and often represented a profit loss on those volumes. We also excluded the highest priced outlier sales and customers. For example, in 2019 our customers with the highest price per ton in each material were $1,749 per ton for perlite, $31,879 per ton for Clay, and $46,886 per ton for diatomaceous earth. As such, we excluded the lowest and highest priced outliers because we believe that they were not representative of true market prices for the products.

We produced over 160 perlite products, 240 clay products, and 1,500 diatomaceous earth products in 2019. The price ranges we disclosed in our Annual Report were determined with input from our sales team, our mining experts, and our accounting and finance teams. These price ranges represented our best estimates of prices for the upcoming year, based on, among other things, what materials we expected to continue producing, which customers or products would be phased out during the upcoming year, and our mining targets. The upper ranges of our disclosed estimates represent sales made during 2019, but do not represent the highest priced sales or customers for each material.

If you have any questions or need additional information, please contact Stacy Russell, Senior Vice President, General Counsel and Corporate Secretary for U.S. Silica Holdings Inc., at (346) 307-8631, or Scott Lesmes of Morrison & Foerster LLP at (202) 887-1585.

Sincerely yours,

U.S. Silica Holdings, Inc.

By:	/s/ Stacy Russell
Name:	Stacy Russell
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Matthew Rinegar

Senior Counsel, Securities and Corporate

Governance

Donald Merril

Executive Vice President and Chief

Financial Officer

Jeffrey Deatsman

Grant Thornton LLP

Scott Lesmes

Morrison & Foerster LLP